Exhibit 4.3

THIS SECURED CONVERTIBLE NOTE (“NOTE”) HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). IN ADDITION, THE NOTE HAS NOT BEEN REGISTERED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS PROVIDED UNDER SUCH LAWS. THE NOTE MAY NOT BE PLEDGED, SOLD OR TRANSFERRED IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT COVERING THE SHARES FILED UNDER THE ACT, (2) AN OPINION OF QUALIFIED COUNSEL, WHICH OPINION AND COUNSEL ARE SATISFACTORY TO THE MANAGEMENT, THAT REGISTRATION IS NOT REQUIRED OR (3) OTHER EVIDENCE SATISFACTORY TO THE MANAGEMENT THAT SUCH REGISTRATION IS NOT REQUIRED.

SECURED CONVERTIBLE NOTE

$500,000	November 20, 2003
San Diego, California

For value received PFC Therapeutics, LLC, a Delaware limited liability company (“Payor”) promises to pay to Technology Gateway Partnership, L.P. or its assigns (“Holder”) the principal sum of $500,000.

    1.            This note (the “Note”) is referred to in and is executed and delivered in connection with that certain Security Agreement executed by Payor in favor of the Holder (as the same may be amended, modified, supplemented or restated from time to time, the “Security Agreement”). Additional rights and obligations of Holder are set forth in the Security Agreement. The full amount of this Note is secured by the collateral identified and described as security therefor in the Security Agreement.

    2.            To the extent applicable, upon consummation of a Financing (as defined below), the outstanding principal amount of this Note shall, at the option of the Holder, convert into an equity interest in the Payor on the terms of equity portion (if any) of the Financing. For purposes of this Note, “Financing” means a financing pursuant to which the Payor receives gross proceeds of $10,000,000 (or such other amount approved by the Holder) from one or more investors, strategic partners, or other sources (or any combination of the foregoing). By way of example, the equity financing contemplated by the Term Sheet dated November 7, 2003 by and among Alliance Pharmaceutical Corp. (“Alliance”) and SRS Capital-West, Inc. (as the same may be amended, modified, supplemented or restated from time to time) would be a Financing under this Note.

    3.            In the event this Note is not converted in connection with a Financing, Alliance shall, pursuant to an amendment to the Guaranty and Security Agreement executed by Alliance in favor of Holder (as the same may be amended, modified, supplemented or restated from time to time), irrevocably, absolutely and unconditionally collaterally assign to the Holder, as full repayment of this Note, 100% of the Earnout (as defined below), up to an aggregate maximum amount of $1,500,000, to be paid to Oxygent Creditors (as defined in the Asset Purchase Agreement (as defined below)) after January 1, 2006 pursuant to Section 1.3 of that certain Asset Purchase Agreement dated June 18, 2003 by and between Alliance and Photogen Technologies, Inc (the “Asset Purchase Agreement”). For purposes of this Note, the term “Earnout” means the right of Alliance to receive royalty payments from the sale of Imagent™ products pursuant to the Asset Purchase Agreement.

    4.            In the event of any default hereunder, Payor shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

    5.            If there shall be any Event of Default hereunder, at the option and upon the declaration of the Holder of this Note and upon written notice to the Payor (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

            (a)            Payor shall default in its performance of any covenant under the Security Agreement and such default is not cured within thirty (30) days following notice to Payor of such default;

            (b)            Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

            (c)            An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within thirty (30) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor.

    6.            Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

    7.            This Note is exempt from California usury laws by reason of California Corporations Code Section 25118. Notwithstanding any provision of this Note, Payor shall not and will not be required to pay interest at a rate or any fee or charge in an amount prohibited by applicable law. If interest or any fee or charge payable on any date would be prohibited, then such interest, fee or charge will be automatically reduced to the maximum amount that is not prohibited. In the event that Holder receives payment of any interest, fee, or charge that would cause the amount so received to exceed the maximum amount permitted under applicable law, then, to the extent that the amount so received exceeds the maximum amount permitted under applicable law: (a) in the first instance, the amount received shall be applied to principal and (b) in the second instance, in the event that the principal amount of this Note has been paid in full, the remaining amount so received shall be deemed to be a loan from Payor to Holder, repayable upon the demand of the Payor with interest at the legal rate from the date of Holder’s receipt of each payment in excess interest, fees, or charges.

    8.            This Note shall be governed by and construed under the laws of the State of California, as applied to agreements among California residents, made and to be performed entirely within the State of California, without giving effect to conflicts of law principles.

    9.            Any term of this Note (or any Event of Default hereunder) may be amended or waived with the written consent of Payor and Holder.

PFC THERAPEUTICS, LLC
/s/ Duane J. Roth
Duane J. Roth, Manager
ACKNOWLEDGED AND AGREED:
ALLIANCE PHARMACEUTICAL CORP.
/s/ Duane J. Roth
Duane J. Roth, Chairman and CEO